Exhibit 99.1

Yantai Completes Reverse Merger with China Agro-Technology, a China Forestry Technology Company with Net Income of $32.8 million in 2007

Yantai Dahua Holding Company (OTC BB: YDHCF) today announced that it has completed a reverse merger with China Agro-Technology, Ltd. The name of the listed company has been changed to China Agro-Technology Holdings Ltd. and expects to receive a new stock symbol in the coming days.  Yantai Dahua issued 288 million shares of common stock in exchange for all of the issued and outstanding shares of China Agro-Technology, Ltd (“CAT”). As a result of the transaction, CAT became a wholly-owned subsidiary of Yantai Dahua.

CAT, an agro-biotechnology firm, has total revenues of $37 million in fiscal year ended September 30, 2007, with gross profit of $35 million and net income of $32.8 million.

Leveraging its many competitive advantages, CAT is executing the following strategies in order to broaden its market penetration, deliver results consistently, and increase shareholder value in the long term:

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Focus on acquiring additional forestry plantation trees and access to long-term supply of wood fiber in promising Chinese markets;

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Continue to improve the yields at its plantations by investing in research and development;

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Leverage its unique non-tube plant propagation technology and broaden its business scope into other products, such as bamboos, jatropha, and aromatherapy plants;

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Continue to practise sustainable forestry management; and

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Continue revenue & IP growth through technology-transfer.

CAT is also seeking to establish a strong market position in the bamboo cultivation industry, a $5 billion worldwide growth market, by leveraging its non-tube propagation technology.  CAT’s technology allows it to harvest bamboo within just two years and increase unit yield by 20-30%.

CAT will also seek diversified growth by cultivating a market for Jatropha, which produces seeds containing up to 40% oil.  When the seeds are crushed and processed, the resulting oil can be used in a standard diesel engine, while the residue can be processed into biomass to power electricity plants.  According to an August 24, 2007 Wall Street Journal article, which was also cited on CNBC on September 14, 2007, Goldman Sachs spotlighted Jatropha as one of the leading candidates for biodiesel production.  CAT has signed a Memorandum of Understanding for 50,000 acres of Jatropha plantation in Indonesia.

CAT owns 100% of the capital in Tian Agro-Technology Ltd (TAT); TAT owns 100% of the shares in Tian Agro-Technology Pte Ltd, a Singapore incorporated company, which in turn owns 80% of the capital in Qing Yuan Zhao Tian Eco- Agriculture Co., Ltd. (QYZT). QYZT was set up in Qing Yuan City, Guangdong Province, China in 1997 for eucalyptus cultivation.  QYZT currently owns and operates a 16,650-acre eucalyptus plantation.

About China Agro-Technology Ltd

China Agro-Technology Ltd (“CAT”) is an ecologically sustainable agricultural technology enterprise that aims at promoting a global reforestation program, generating environmental rehabilitation and serving the acute demands for paper products. CAT is primarily involved in the ownership, management and operation of Genetically Engineered plantations, the non-tube clone plantations and the marketing of the proprietary rights and technological know-how to the global market.

CAT’s strength is its group of highly innovative research scientists and agronomists who specialize in the R&D of agriculture and intelligent computer non-tube plant propagation technology. Driven by agro-biotechnology, CAT is able to achieve higher output with a shorter growth period.  CAT’s Genetically Engineered Eucalypt Trees (GEET) strains are suitable for cultivation at different climatic conditions and are able to grow within just 4-5 years time to a height of 35 to 40 meters, as compared to other species that take about 6 to 8 years.  The Company’s trees also yield 50% more in wood timber, about 150 cubic meters per hectare as compared to 100 cubic meters per hectare for those which currently leads the world in eucalyptus production.  Other unique features of CAT’s GEETs include increased resistance against pests and weeds, the ability to flourish under adverse weather and soil conditions, reduced usage of agro-chemical and growth of at least 8 rotations over a period of 50 years without the need for replanting of new saplings.

Safe Harbor Statement: Under The Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the statements in this news release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause a company's actual results, performance and achievement in the future to differ materially from forecasted results, performance, and achievement. These risks and uncertainties are described in the Company's periodic filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events or changes in the Company's plans or expectation.